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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                  SCHEDULE TO

                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                  Cucos Inc.
                      (Name of Subject Company (issuer))

                   Jacksonville Restaurant Acquisition Corp.
                                   (Offeror)
      (Names of Filing Persons (identifying status as offeror, issuer or other person))

                                ---------------

                                   229725106
                     (Cusip Number of Class of Securities)

                                James W. Osborn
                   Jacksonville Restaurant Acquisition Corp.
                            2211 Brighton Bay Trail
                          Jacksonville, Florida 32246
                           Telephone: (504) 835-0306
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:

                            Robert M. Walmsley, Jr.
                        Correro Fishman Haygood Phelps
                          Walmsley & Casteix, L.L.P.
                      201 St. Charles Avenue, 46th Floor
                         New Orleans, Louisiana 70170
                           Telephone: (504) 586-5252


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                           CALCULATION OF FILING FEE

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Transaction Value*                                      Amount of Filing Fee



* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 1,200,000 of the outstanding shares of common stock, no par value per share, of Cucos Inc. at a price per share of $1. The 1,200,000 shares represent approximately 45% of the shares of common stock deemed outstanding for financial reporting purposes as of May 5, 2000. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $240
Form or Registration No.:  Schedule TO
Filing Party:  Jacksonville Restaurant Acquisition Corp.
Date Filed:  July 14, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[x]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 3 amends and supplements the tender offer statement on Schedule TO (the "Amendment") filed by Jacksonville Restaurant Acquisition Corp., a Delaware corporation ("Purchaser") on July 14, 2000, as amended by Amendment No. 1 filed on August 9, 2000 and Amendment No. 2 filed on August 11, 2000 (as amended, the "Schedule TO"), and relates to the offer by Purchaser to purchase up to a total of 1,200,000 of the outstanding shares of common stock, no par value per share (the

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"Shares"), of Cucos Inc., a Louisiana corporation, at $1 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO. Capitalized terms used and not defined herein shall have the meaning ascribed to them in the Schedule TO.

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Items 1 through 9, 11 and 12.

Items 1 through 9, 11 and 12 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

     The Offer expired at 5:00 p.m., Eastern Time, on Friday, August 18, 2000. Pursuant to the Offer, JRAC accepted for payment 1,200,000 Shares, representing approximately 45.1% of the outstanding Shares. The Shares accepted for purchase represent approximately 83.65% of the total number of Shares tendered and not withdrawn in the Offer. The number of Shares accepted for payment from each tendering shareholder was calculated on a pro rata basis (disregarding fractions) according to the number of Shares tendered by each tendering shareholder. On August 30, 2000, Cucos issued a press release announcing the closing of the tender offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

(a)(9) Press Release issued by Cucos Inc. on August 30, 2000.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify on behalf of the filing person that the information set forth in this statement is true, complete and correct.

                                       Jacksonville Restaurant Acquisition Corp.

                                       By: /s/ James W. Osborn
                                           -----------------------------
                                       Name:  James W. Osborn
                                       Title: President

Dated: August 30, 2000


                                 EXHIBIT INDEX

Exhibit No.             Exhibit Name

  (a)(9)          Press Release issued by Cucos Inc. on August 30, 2000.

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